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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

NATIONAL HEALTHCARE CORPORATION
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
635906100
(CUSIP Number)
National Health Realty, Inc.
100 Vine Street, Suite 1402
Murfreesboro, TN 37130
Copies to:
J. Chase Cole
Waller Lansden Dortch & Davis, LLP
511 Union Street, Suite 2700
Nashville, Tennessee 37219
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 20, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	635906100

1	NAMES OF REPORTING PERSONS: National Health Realty, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
52-2059888

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Maryland

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,415,367*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0*

WITH	10	SHARED DISPOSITIVE POWER:

3,415,367*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,415,367*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑**

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

26.2%***

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

*
Represents the aggregate number of shares of common stock of National HealthCare Corporation, a Delaware corporation (“NHC”), that are subject to that certain Voting Agreement (the “Voting Agreement”), dated as of December 20, 2006, among NHC, National Health Realty, Inc., a Maryland corporation (“NHR”), the directors of NHC and the directors of NHR, which is described in further detail herein, and includes 710,179 outstanding options held by directors of NHC.

**	Aggregate amount in Row 11 does not include shares, reported on Annex A, which are beneficially owned by Executive Officers of NHR who are not a party to the Voting Agreement.
***	The total number of issued and outstanding shares of voting stock of NHC was calculated in the manner described in Item 5 hereof.

Item 1. Security and Issuer
     This statement on Schedule 13D (this “Schedule”) relates to shares of common stock, par value $0.01 per share (the “NHC Common Stock”), of National HealthCare Corporation, a Delaware corporation (“NHC). The address and principal office of NHC is 100 Vine Street, Suite 1400, Murfreesboro, Tennessee 37130.
Item 2. Identity and Background
     (a) This Schedule 13D is being filed by National Health Realty, Inc. (“NHR”).
     (b) The principal executive office of NHR is 100 Vine Street, Suite 1402, Murfreesboro, Tennessee 37130.
     (c), (f) NHR, a Maryland corporation, owns the real property of 16 skilled nursing facilities, six assisted living centers and one retirement center. NHR also owns first and second mortgage notes carrying a value of $12.7 million. These notes are secured by operating skilled nursing facilities and other health care properties.
     The name, business address, present principal occupation or employment (including the name, principal business and address of the corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of NHR is set forth on Annex A hereto, which is incorporated by reference herein.
     (d), (e) During the past five years, neither NHR nor, to the best of its knowledge, any person listed on Annex A attached hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     James Paul Abernathy, W. Andrew Adams, Robert G. Adams, Ernest G. Burgess, III, Emil E. Hassan, Lawrence C. Tucker and Richard F. LaRoche, Jr. (each a “Stockholder” and collectively, the “Stockholders”), who are all the directors of NHC, entered into a Voting Agreement (the “Voting Agreement”) with NHC, NHR and the Directors of NHR as an inducement to NHR to enter into the Merger Agreement described in Item 4 (the terms of which are hereby incorporated by reference). NHR did not pay additional consideration to the Stockholders in connection with the execution and delivery of Voting Agreement and thus no funds were used for such purpose. NHR does not have any right to acquire any shares of NHC Common Stock pursuant to the Voting Agreement. NHR has not paid any consideration to the Stockholders in connection with the execution of the Merger Agreement or the Voting Agreement (as defined in Item 4 herein).
Item 4. Purpose of the Transaction
     On December 20, 2006, Davis Acquisition Sub, LLC (“NHC/OP Sub”), a Delaware limited liability company, NHC/OP, L.P. (“NHC/OP”), a Delaware limited partnership and the direct parent of NHC/OP Sub, NHC, the ultimate parent of NHC/OP, and NHR, entered into an Agreement and Plan of Merger (the “Merger Agreement”).
     Pursuant to the Merger Agreement and subject to receipt of the required stockholder vote, NHR will consolidate (the “Consolidation”) with its wholly-owned subsidiary NEW NHR, Inc., as the result of which a new Maryland corporation (the “Consolidated Company”) will be formed. Subject to the receipt of the required stockholder vote and consummation of certain other transactions specified in the Merger Agreement, the Consolidated Company will be merged with and into NHC/OP Sub which will continue as a wholly-owned subsidiary of NHC/OP and shall succeed to and assume all the rights and obligations of the Consolidated Company (the “Merger”).

     Pursuant to the Merger Agreement, each outstanding common share of the Consolidated Company not owned by NHC/OP Sub, NHC/OP or NHC will be converted into the right to receive one share of NHC Series A Convertible Preferred Stock (the “Preferred Stock”), plus $9.00 in cash, and a special dividend for the period from January 1, 2007 until the closing of the Merger. Each share of the Preferred Stock will be entitled to annual preferred dividends of $0.80 per share and will have a liquidation preference of $15.75 per share. The Preferred Stock, which will be listed on the American Stock Exchange, will be convertible at any time at the option of the holder thereof into NHC common stock at a conversion price of $65.07. Each share of the Preferred Stock will be convertible into 0.24204 shares of NHC common stock. After the fifth anniversary of the closing date of the Merger, NHC will have the option to redeem the Preferred Stock, in whole or in part, for cash in the amount of $15.75 per share (plus accrued and unpaid dividends); provided that the Preferred Stock will not be redeemable prior to the eighth anniversary of the closing date, unless the average closing price for NHC common stock for the 20 trading sessions prior to the date of the notice of such redemption equals or exceeds the conversion price. The conversion price will be adjusted to reflect any future NHC common stock splits or dividends.
     The foregoing summary of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement filed as Exhibit 2.1 to NHR’s Form 8-K filed on December 22, 2006 and incorporated herein by reference.
     Simultaneously with the execution and delivery of the Merger Agreement, and as a condition and inducement to the willingness of NHC/OP Sub, NHC/OP, NHC and NHR to enter into the Merger Agreement, NHC, NHR and their respective directors entered into the Voting Agreement pursuant to which, among other things, (i) the Stockholders have agreed to vote their shares in favor of the establishment and issuance of the Preferred Stock (including any related amendment to the certificate of incorporation of NHC) and (ii) the directors of NHR have agreed to vote their shares in favor of the Consolidation and the Merger and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Voting Agreement.
     Pursuant to the Voting Agreement, each of the Stockholders appointed certain officers of NHR as such Stockholder’s proxy and attorney-in-fact to vote such Stockholder’s NHC Common Stock (i) in favor of the establishment and issuance of the Series A Convertible Preferred Stock of NHC (including any related amendment to the certificate of incorporation of NHC) pursuant to and in accordance with the Merger Agreement; (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of any Stockholder contained in the Voting Agreement; and (iii) against any other action, agreement or transaction that is intended, or could reasonably be expected, to impede, interfere or be inconsistent with, delay, postpone, discourage or materially adversely affect the performance by each of the Stockholders of such Stockholder’s obligations under the Voting Agreement. Each Stockholder affirmed that the proxy is coupled with an interest and shall be irrevocable and agreed not to enter into any subsequent voting agreement with respect to such Stockholder’s NHC Common Stock. The Voting Agreement terminates on the termination of the Merger Agreement in accordance with its terms.
     The foregoing summary of the Voting Agreement contained in this Item 4 is qualified in its entirety by reference to the Voting Agreement, filed as Exhibit 10.1 to NHR’s Form 8-K filed on December 22, 2006 and incorporated herein by reference.
Item 5. Interest in Securities of the Issuer
     (a)-(b) As a result of the Merger Agreement and the Voting Agreement, NHR may be deemed to be the beneficial owner of and to have voting and dispositive power with respect to shares of NHC Common Stock. This number represents approximately 26.2% the NHC Common Stock.1 NHR and the other persons referred to Annex A disclaim beneficial ownership of such NHC Common Stock (except as indicated on Annex A).
     (c)-(d) Except as described herein, neither NHR, nor to the best of its knowledge, any other person referred to in Annex A attached hereto, has acquired or disposed of any shares of NHR Common Stock during the past 60 days, except that Robert G. Adams acquired 29,821 shares of NHC Common Stock on December 20, 2006 via NHC’s conversion of certain of Mr. Adams’ options to restricted stock. Furthermore, NHR knows of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule, other than certain securities covered by this Schedule which are owned directly by The 1818 Fund II. L.P. (“Fund II”). Mr. Tucker is a general partner of Brown Brothers Harriman & Co., which is the general partner of Fund II.
     (e) N/A
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     The information set forth, or incorporated by reference, in Items 3, 4 and 5 is incorporated by reference to this Item 6. Except as otherwise described in this Schedule, neither NHR, nor any of the persons named on Annex A have any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of NHC, including but not limited to the transfer or voting of any securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
Item 7. Material To Be Filed as Exhibits

Exhibit 1:
Agreement and Plan of Merger dated December 20, 2006, by and among DAVIS ACQUISITION SUB, LLC, NHC/OP, L.P., NATIONAL HEALTHCARE CORPORATION, and NATIONAL HEALTH REALTY, INC. and Exhibits thereto. Incorporated by reference to Exhibit 2.1 to National Health Realty Inc.’s Form 8-K Current Report filed with the SEC on December 22, 2006.

Exhibit 2:
Voting Agreement dated December 20, 2006, between NATIONAL HEALTHCARE CORPORATION and certain stockholders of NATIONAL HEALTHCARE CORPORATION, and NATIONAL HEALTH REALTY, INC. and certain stockholders of NATIONAL HEALTH REALTY, INC. Incorporated by reference to Exhibit 10.1 to National Health Realty Inc.’s Form 8-K Current Report file with the SEC on December 22, 2006.

[1]	The total number of issued and outstanding shares of voting stock of NHC, as calculated for purposes of this Schedule equals the sum of (a) 12,307,596 shares of NHC Common Stock issued and outstanding as of November 30, 2006 (as represented by NHC in the Merger Agreement) and (b) 710,179 options deemed to be outstanding pursuant to Rule 13d-3(d)(1).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 3, 2007

NATIONAL HEALTH REALTY, INC.
By: /s/ Ann S. Benson
Name: Ann S. Benson
Title: Assistant Secretary

Annex A
DIRECTORS AND EXECUTIVE OFFICERS
The following table sets forth the name and present principal occupation or employment of each director and executive officer of National Health Realty, Inc., as well as the name, principal business and address of such employer, as of January 3, 2007. The principal business address of each person listed below is c/o 100 Vine Street, Suite 1402, Murfreesboro, TN 37130, unless stated otherwise. Each person listed below is a citizen of the United States.
DIRECTORS AND EXECUTIVE OFFICERS OF NATIONAL HEALTH REALTY, INC.

Name	Present Principal Occupation or Employment, Principal Business or Residence Address, and Share Ownership of National HealthCare Corporation
Paul Abernathy	Director — Retired
Residence: 2102 Greenland Dr., Murfreesboro, TN 37130
Beneficially owns 10,473 shares of NHC Common Stock

Robert G. Adams	Director & President of National Health Realty and National HealthCare Corporation
Beneficially owns 554,932 shares of NHC Common Stock, which includes 170,179 options

W. Andrew Adams	Director & Chairman of National Health Realty and National HealthCare Corporation
Beneficially owns 1,413,652 shares of NHC Common Stock, which includes 320,000 options

Ernest G. Burgess III	Director — County Mayor, Rutherford County, Tennessee
Principal Business Address: County Courthouse, Room 101, Murfreesboro, TN 37130
Beneficially owns 191,204 shares of NHC Common Stock, which includes 45,000 options

James R. Jobe	Director — Partner, Jobe, Hastings & Associates
Principal business address: 745 South Church Street, P.O. Box 1175, Murfreesboro, TN 37133
Beneficially owns 0 shares of NHC Common Stock

Richard F. LaRoche, Jr.	Director — Retired
Residence: 2103 Shannon Drive, Murfreesboro, TN 37129
Beneficially owns 403,951 shares of NHC Common Stock, which includes 60,000 options

Joseph M. Swanson	Director — Owner/Manager, Swanson Development Company
Principal business address: 1188 Park Ave., Murfreesboro, TN 37129
Beneficially owns 0 shares of NHC Common Stock

Donald K. Daniel	Senior V.P. & Controller of National Health Realty and National HealthCare Corporation
Beneficially owns 212,468 shares of NHC Common Stock, which includes 39,000 options

Name	Present Principal Occupation or Employment
Kenneth D. DenBesten	Senior V.P., Finance of National Health Realty and National HealthCare Corporation
Beneficially owns 74,000 shares of NHC Common Stock, which includes 50,000 options

Charlotte A. Swafford	Senior V.P. & Treasurer of National Health Realty and National HealthCare Corporation
Beneficially owns 189,123 shares of NHC Common Stock, which includes 39,000 options

John K. Lines	Senior V.P. & General Counsel of National Health Realty and National HealthCare Corporation
Beneficially owns 0 shares of NHC Common Stock